SCHNEIDER WEINBERGER LLP
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November 2, 2011

‘CORRESP’

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Daniel Leslie MaryseMills-Apenteng, Special Counsel

Re:	Spare Backup, Inc. (the “Company”) Information Statement on Schedule 14C Filed October 3, 2011 File No. 000-30587

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated October 28, 2011 on the above-referenced filing.  Following are the Company’s responses to the staff’s comments. Contemporaneously the Company has filed a preliminary proxy statement on Schedule 14A.

General

1.
We note your response to prior comment 1 indicating that the persons listed have relationships with you such as “active stockholder,” “long time stockholders,” and “long term investor.” Schedule 14C is appropriate only when there is no solicitation or the solicitation is exempt.  Please tell us on what basis you determined that the individuals with these designations are included in the list of individuals who may be solicited without filing a proxy statement on Schedule 14A.  Absent the availability of one of the exceptions from the requirement to file a proxy statement on Schedule 14A, it appears that you may not file on Schedule 14C.  Please re-file your Information Statement on Schedule 14A.

RESPONSE:  As set forth above, and after careful consideration of the list of individuals who may be solicited without filing a proxy statement on Schedule 14A, the Company has filed a preliminary proxy statement on Schedule 14A to hold a special meeting in the place of the Information Statement on Schedule 14C.

2.
In the event you continue to believe that there is an exemption on which you may rely, which you convey to us in your response to comment 1 above, please tell us the sequence of events though which you obtained written consents from the consenting shareholders including those shareholders who are beneficial owners of 5% or less of your voting securities.

RESPONSE:  Please see the Company’s response to comment 1 above.

3.
We note your disclosure that as of September 28, 2011 there were 270,811,167 shares of your common stock and 150,000 shares of your preferred stock (each with 400 votes) outstanding.  It appears that the tabular disclosure of the amount and nature of beneficial ownership in your correspondence only accounts for 156,466,858 or approximately 47% of the votes of your outstanding voting stock, though you have asserted that 50.74% of the outstanding voting stock has approved the actions described in your Information Statement.  In the event that you continue to believe that there is an exemption on which you may rely, please explain the apparent discrepancy.

RESPONSE:  Please see the Company’s response to comment 1 above.

We trust the foregoing is fully responsive to the staff’s comments.

cc: Mr. Cery Perle	Sincerely, /s/ James M. Schneider James M. Schneider

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